FOR IMMEDIATE RELEASE	July 8, 2015

Micromem Provides Update of AROMA Technology Project

Toronto, New York, July 8, 2015: Micromem Technologies Inc. (“Micromem”) (“the Company”) (CSE: MRM, OTCQX: MMTIF), through its wholly owned subsidiary Micromem Applied Sensor Technologies Inc. (MAST), is pleased to announce it has received notice that two pending patents related to the AROMA technology project will be released by July 21, 2015.

The patents are titled:

1)	"DEVICE AND METHOD FOR CAVITY DETECTED HIGH SPEED DIFFUSION CHROMATOGRAPHY". It will issue as US patent 9,086,421; and,

2)	"T-SENSOR DEVICES AND METHODS OF USING SAME". It will issue as US patent 9,086,392.

Both patents are owned by Entanglement Technologies and licensed solely to MAST as they relate to Interwell Tracer detection field of use. Micromem’s client has been advised of the receipt of the Notices of Allowance of these 2 patents.

As previously announced June 3, 2015, the Interwell Particle Tracer has been designed to install directly onto the well head and provide updates to the status of the well. The client has already requested 2000 units over 4 years to be installed at an approximate sale price of USD $100,000 per unit. This technology will provide real time wireless information to the client allowing for more efficient well management. A video demonstrating the technology can be found on our website (www.micromeminc.com and www.mastinc.com).

About Micromem and MASTInc
MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC QX: MMTIF, CSE: MRM) company. MASTInc analyzes the specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for healthcare/biomedical, natural resource exploration, government, information technology, manufacturing, and other industries. Visit www.micromeminc.comwww.mastinc.com.

Safe Harbor Statement
This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.
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